UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2006

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2006

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

TO OUR SHAREHOLDERS
Our second quarter fiscal 2006 performance was highlighted by the completion of the sale of Mammoth Mountain Ski Area and another strong quarter from Abercrombie & Kent.
Our financial position strengthened considerably during the second quarter with the completion of the sale of a majority of our interest in Mammoth Mountain Ski Area for pre-tax net proceeds to Intrawest of $128.3 million. A further $20.8 million is being held in escrow for potential warranty claims and the unused balance will be released after 15 months. Moving forward Intrawest will maintain a 15 per cent interest in this world-class resort. We intend to work closely with Starwood Capital and Rusty Gregory, chairman and chief executive officer of Mammoth Mountain, to build upon the great legacy of Dave McCoy as Mammoth Mountain becomes one of the world’s great destination mountain resorts.
December 2005 marked record-breaking results for our Placemaking division through the launch of four real estate projects – achieving an impressive $534 million of pre-sales revenue. Demand for our resort properties in one-of-a-kind locations remains robust as our recently launched projects, including Honua Kai on Maui and The Village of Imagine in Orlando, achieved a pre-sales rate of 93 per cent.
Our second quarter operating results were impacted by a strike at Tremblant and reduced destination visitors at our resort operations in British Columbia. However other parts of our business, such as Abercrombie & Kent, performed extremely well. The growth of the luxury adventure-travel industry continues unabated and Abercrombie & Kent’s tours to destinations in East Africa, India and the Orient led its year-over-year growth.
OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)
Net income for the second quarter, including discontinued operations, was $69.3 million or $1.41 per diluted share compared to a net loss of $7.1 million or $0.15 per diluted share last year. The Company completed the sale of a majority of its interest in Mammoth Mountain Ski Area for a gain of $60.0 million net of income taxes. This gain and Mammoth Mountain’s results to the sale date are classified as discontinued operations.
Income from continuing operations for the second quarter was $11.3 million compared with a loss of $10.5 million during the same period last year, resulting in earnings of $0.23 per diluted share versus a loss of $0.22 per diluted share in the previous year. The income from continuing operations last year included call premium and other redemption costs of $28.1 million as the Company refinanced senior notes to take advantage of lower interest rates. Total Company EBITDA (earnings before interest, income taxes, non-controlling interest, depreciation and amortization and any non-recurring items) for the quarter decreased to $38.4 million from $52.0 million during the same period last year due mainly to a strike at Tremblant and reduced destination visitors in the early winter season at our resort operations in British Columbia.
Further information on our operating results (including a reconciliation of Total Company EBITDA and other non-GAAP measures to the most comparable GAAP measures) is contained in Management’s Discussion and Analysis to follow.
DIVIDENDS
On February 6, 2006, the Board of Directors declared a quarterly dividend of Cdn.$0.08 per common share. The dividend is payable on April 26, 2006 to shareholders of record on April 12, 2006.

NORMAL COURSE ISSUER BID
On November 7, 2005, the Board of Directors approved a normal course issuer bid through the facilities of the Toronto Stock Exchange for up to 4,600,000 Common Shares. The Company did not acquire any shares in the second quarter. Since January 1, 2006, a total of 48,600 common shares were acquired at an average cost of Cdn.$33.30 per common share. These shares have been cancelled.
OUTLOOK
We enter our busiest quarter with a substantially strengthened balance sheet. Completing the sale of Mammoth Mountain Ski Area and the pending joint venture agreement for our developable land in the town of Mammoth Lakes confirm our commitment to managing our balance sheet in a disciplined manner and are consistent with our strategy of maximizing our return on capital.
Our operations in British Columbia have experienced some spill-over effect from the substandard conditions during the ski season last year and our Canadian resorts experienced a decline in destination visitation due to an increase in the value of the Canadian dollar. However, conditions at Whistler Blackcomb are outstanding as the resort received record snowfall accumulation in January and we are actively marketing to stimulate both regional and destination visitation at Whistler Blackcomb and our other Canadian resorts.
Demographics continue to play a powerful role in the demand for our products and drive growth in all our business segments. The luxury adventure-travel industry is expected to achieve record annual revenues in 2006 and Abercrombie & Kent will gain more than its fair share of this market growth due to its renowned leadership position. The recent pre-sales success at warm-weather locations demonstrates how Placemaking is delivering on its objective of accelerating the development of our real estate pipeline.
The key to our future success is understanding our impressive customer database and we are gaining deeper insight into their leisure needs. We will leverage this understanding together with our leadership position in the leisure and travel industry to grow our business through a broader array of leisure experiences and to deliver value to our shareholders.
On behalf of the Board,

Joe S. Houssian	John E. Currie
CHAIRMAN, PRESIDENT AND	CHIEF FINANCIAL OFFICER
CHIEF EXECUTIVE OFFICER
February 6, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS	(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY, UNLESS OTHERWISE INDICATED)
The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2005 annual report. Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). We use several non-GAAP measures to assess our financial performance, such as EBITDA1 and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements. These non-GAAP measures are referred to in this disclosure document because we believe they are indicative measures of a company’s performance and are generally used by investors to evaluate companies in the resort and travel operations and resort development industries.
Additional information relating to our company, including our annual information form, is on SEDAR at www.sedar.com. The date of this interim MD&A is February 6, 2006.
THREE MONTHS ENDED DECEMBER 31, 2005 (THE “2005 QUARTER”) COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2004 (THE “2004 QUARTER”)
Net income was $69.3 million ($1.41 per diluted share) in the 2005 quarter compared with a net loss of $7.1 million ($0.15 per diluted share) in the 2004 quarter. We sold the majority of our interest in Mammoth Mountain Ski Area in the 2005 quarter and recognized a gain of $60.0 million on the transaction. This gain, as well as Mammoth’s results to the sale date (including the 2004 quarter comparatives), have been classified as discontinued operations. Income from continuing operations was $11.3 million ($0.23 per diluted share) in the 2005 quarter compared with a loss from continuing operations of $10.5 million ($0.22 per diluted share) in the 2004 quarter. The loss in the 2004 quarter included $28.1 million of call premium and other costs to redeem $359.9 million of senior notes. Total Company EBITDA decreased from $52.0 million to $38.4 million due mainly to reduced early winter season EBITDA at our mountain resorts.
Income from discontinued operations was $57.9 million in the 2005 quarter compared with $3.4 million in the 2004 quarter. The amount in the 2005 quarter comprised the gain on the Mammoth sale of $60.0 million, net of income taxes of $47.3 million, and a net loss from operations from October 1 to October 31, 2005 (the effective date of the sale) of $2.1 million. The amount in the 2004 quarter reflects net income from Mammoth for the full three months, which benefited from seasonal profitability, particularly in December.
REVIEW OF RESORT AND TRAVEL OPERATIONS
Resort and travel operations revenue increased from $178.2 million in the 2004 quarter to $193.4 million in the 2005 quarter. In December 2004 we increased our ownership in Alpine Helicopters from 45% to 100% and the incremental revenue in the 2005 quarter from our increased ownership interest was $4.3 million. In addition, in August 2005 we entered into a lease to operate Parque de Nieve, an indoor snowdome in Spain, and revenue in the 2005 quarter included $2.5 million from this new business. The rise in the value of the Canadian dollar from an average rate of US$0.80 in the 2004 quarter to US$0.85 in the 2005 quarter increased reported resort and travel operations revenue by $2.8 million. On a same-business (i.e., excluding 55% of Alpine Helicopters and Parque de Nieve), constant exchange

[1]	EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, income taxes, depreciation and amortization, non-controlling interest and any non-recurring items.

rate basis, resort and travel operations revenue increased by 3% to $183.8 million. Revenue from the mountain segment decreased slightly from $99.8 million to $99.3 million while revenue from the non-mountain segment increased from $78.4 million to $84.5 million.
Skier visits increased from 1,387,000 in the 2004 quarter to 1,430,000 in the 2005 quarter with increases of 3% at both our eastern and western resorts. Generally good early season snow conditions enabled most of our eastern resorts to open earlier than planned, however this positive momentum was disrupted by a strike by 1,500 workers at Tremblant that began on December 17 and was settled on January 3. Although the resort was able to remain open during the important holiday season using 200 management personnel, it operated at significantly reduced capacity and as a result, skier visits that were running 23% ahead of last year before the strike, ended the 2005 quarter 17% behind the 2004 quarter. Mixed conditions at Whistler Blackcomb, with the earliest season opening in 12 years followed by challenging weather in December, led to a 3% decline in skier visits in the 2005 quarter. We are seeing some spill-over effect at all our operations in British Columbia (Whistler Blackcomb, Panorama and Alpine Helicopters) from the sub-standard ski season last year. Furthermore, all our Canadian businesses (particularly Whistler Blackcomb) are experiencing a decline in destination visits due to the high Canadian dollar. Abundant early season snowfall in Colorado enabled Copper and Winter Park to increase their aggregate skier visits by 9% in the 2005 quarter.
Revenue per skier visit, adjusted for a constant Canadian dollar exchange rate, decreased 5% in the 2005 quarter. After the strike began at Tremblant, we discounted many of our prices to compensate for the limited operations, resulting in a 34% decline in revenue per visit compared with the 2004 quarter. We estimate that the workers’ strike at Tremblant reduced resort and travel operations revenue in the 2005 quarter by $3.8 million. Excluding Tremblant, our eastern resorts saw a 3% decline in revenue per skier visit due mainly to early season pricing strategies and pass promotion programs at Stratton and Snowshoe designed to stimulate visits. At our western resorts, revenue per skier visit decreased 4% due mainly to a higher mix of lower-yielding season pass visits at our Colorado resorts as pass holders took advantage of the excellent early season conditions.
The increase in revenue from the non-mountain segment in the 2005 quarter was primarily due to a 9% increase in adventure-travel tour revenue at Abercrombie & Kent (“A&K”) from $66.3 million to $72.2 million. A&K saw good growth in tour revenues from most of its major destinations, particularly East Africa, India and the Orient. In addition to its adventure-travel tour revenue, A&K earned $1.2 million of licensing fees in the 2004 quarter (versus nil in the 2005 quarter) on a contract with an operator of destination clubs that was terminated in August 2005. Resort and travel operations revenue at Sandestin increased by $1.2 million or 15% due mainly to strong growth in food and beverage from group and conference visitors.
The breakdown of resort and travel operations revenue by major business component was as follows:

	2005	2004
(MILLIONS)	QUARTER	QUARTER	INCREASE	CHANGE(%)

Mountain operations	$52.5	$44.7	$7.8	17
Retail and rental shops	27.3	25.6	1.7	7
Food and beverage	18.2	15.8	2.4	15
Ski school	10.3	10.2	0.1	1
Golf	4.6	4.6	—	—
Adventure-travel tours	72.2	66.3	5.9	9
Other	8.3	11.0	(2.7)	(25)

	$193.4	$178.2	$15.2	9

The growth in mountain operations revenue includes $6.8 million from our increased ownership interest in Alpine Helicopters and our lease of Parque de Nieve. The decline in other revenue was due in part to the decrease in licensing fees earned by A&K.
Resort and travel operations expenses increased from $154.0 million in the 2004 quarter to $178.0 million in the 2005 quarter, of which $5.3 million and $2.2 million, respectively, were due to the acquisition of the remaining 55% of Alpine Helicopters and the lease of Parque de Nieve and $2.4 million came from the impact on reported expenses of the higher Canadian dollar. On a same-business, constant exchange rate basis, expenses in the mountain segment increased by $7.8 million to $85.3 million. The earlier opening of several of our eastern resorts and higher business levels at our Colorado resorts increased expenses by $3.0 million. In addition, we spent $1.1 million on a new operational excellence initiative designed to change our work processes in order to derive cost savings in the future; we increased our reserves for self-insured workers’ compensation and general liability claims by $1.9 million; and we incurred $0.5 million of new rental lease costs as a result of selling our commercial properties last fiscal year. These cost increases were partially offset by $1.7 million of expense savings at Tremblant due to the workers’ strike. Expenses at the non-mountain segment increased by $6.3 million to $82.8 million. The higher business volumes at A&K increased expenses by $4.3 million and expenses at Sandestin increased by $1.8 million, mainly labor, rent and utilities, and repairs and maintenance. In addition our decision last year to exit the non-resort golf business resulted in the payment of $0.7 million of severance and other termination costs in the 2005 quarter.

Resort and travel operations EBITDA decreased from $24.2 million in the 2004 quarter to $15.4 million in the 2005 quarter. On a combined basis, the acquisition of 55% of Alpine Helicopters and the lease of Parque de Nieve reduced EBITDA in the 2005 quarter by $0.7 million due to seasonal losses. Fewer destination visitors in the early winter season at our British Columbia operations (due in part to the spill-over effect from the substandard conditions last year and the high Canadian dollar) reduced EBITDA in the 2005 quarter by $3.6 million and the workers’ strike at Tremblant reduced it by a further $2.1 million. In the non-mountain segment, EBITDA decreased by $0.6 million in the 2005 quarter as higher EBITDA from A&K’s adventure-travel business was offset by lower fees from the termination of its licensing agreement, costs incurred to exit the non-resort golf business and reduced EBITDA at Sandestin.
REVIEW OF MANAGEMENT SERVICES
Management services revenue and EBITDA in the 2005 and 2004 quarters were broken down as follows:

	2005 QUARTER		2004 QUARTER
(MILLIONS)	REVENUE	EBITDA	REVENUE	EBITDA

Services related to resort and travel operations
Lodging and property management	$15.3	$(2.7)	$15.5	$(0.4)
Other resort and travel fees	3.0	0.3	2.8	(0.7)

	18.3	(2.4)	18.3	(1.1)

Services related to real estate development
Real estate services fees	10.2	7.1	6.7	3.7
Playground sales fees	7.9	1.1	11.5	4.6

	18.1	8.2	18.2	8.3

	$36.4	$5.8	$36.5	$7.2

The decrease in fees from lodging and property management was due mainly to a 2% decrease in occupied room nights across our resorts. The factors that impacted skier visits also affected our occupied room nights. Lodging and property management EBITDA

MANAGEMENT’S
(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,	DISCUSSION AND
UNLESS OTHERWISE INDICATED)	ANALYSIS
decreased by $0.4 million due to the workers’ strike at Tremblant, $0.4 million because of reduced destination visitors in the early winter season in British Columbia and $0.5 million at Sandestin in the aftermath of the hurricanes. In addition, we opened the Westin Trillium House at Blue Mountain in November incurring $0.4 million of start-up losses and the accelerated timing of marketing costs reduced EBITDA in the 2005 quarter by $0.5 million.
Other resort and travel fees, which comprise reservation fees earned by our central call center, golf course management fees and club management fees earned by the Resort Club, increased by $0.2 million in the 2005 quarter with an increase in Resort Club management fees being partially offset by lower reservation and golf management fees. We sold our reservations company in Colorado in August 2005 and we continue to focus on reservations to our own resorts while reducing our third-party reservations business. The reduction in golf management fees reflects our decision to exit the non-resort golf business. The $1.0 million increase in EBITDA from other resort and travel fees was due mainly to the decline in losses from our reservations business resulting from the elimination of seasonal losses in the Colorado company that was sold as well as the transfer of general and administrative expenses from third-party business (i.e., management services) to internal business (i.e., resort and travel operations).
The increases in real estate services fees revenue and EBITDA of $3.5 million and $3.4 million, respectively, were due to increased development fees from managing partnership projects. These fees are calculated as a percentage of development costs of managed projects and are recognized on a percentage-of-completion basis during the course of construction.
A significant slow down in the re-sales market in Florida in the aftermath of the hurricanes reduced sales fees earned by Playground, our real estate sales business, by $3.1 million. The balance of the decline in revenue was due mainly to the timing of project completions as Playground recognizes the majority of its fees on closing of units after project completion. These revenue decreases reduced Playground EBITDA in the 2005 quarter and it was also reduced by an allocation of $3.6 million of Playground general and administrative costs to the management services segment. In fiscal 2005 the full annual allocation of Playground general and administrative costs to management services of $7.5 million was made in the fourth quarter.
REVIEW OF REAL ESTATE DEVELOPMENT
Revenue from real estate development was $84.2 million in the 2005 quarter compared with $201.7 million in the 2004 quarter. Revenue for the 2004 quarter included $109.2 million from the sale of commercial properties and $14.5 million from the sale of one residential project to partnerships. Excluding these partnership sales, revenue generated by Intrawest Placemaking (our resort development business) increased from $68.4 million to $75.1 million, while revenue generated by Intrawest Resort Club (our vacation ownership business) decreased from $9.7 million to $9.1 million.
Intrawest Placemaking closed 129 units in the 2005 quarter compared with 179 units in the 2004 quarter. The average price per closed unit was $582,000 in the 2005 quarter, up significantly from $382,000 in the 2004 quarter mainly due to unit type and resort mix. We closed $19.2 million of high-end fractional Storied Places properties (eight whole units) in the 2005 quarter versus $1.8 million (one whole unit) in the 2004 quarter. Excluding these Storied Places units, the average price per closed unit increased from $374,000 to $462,000. In addition, we closed relatively more condo-hotel units (85% of units versus 66%) and relatively fewer single-family lots (6% of units versus 25%) in the 2005 quarter than the 2004 quarter. The single-family lots that we closed in both quarters had a low average price per unit.
Real estate EBITDA decreased from $26.1 million in the 2004 quarter to $23.8 million in the 2005 quarter. Real estate EBITDA comprises operating profit from real estate plus interest included in real estate expenses. Interest included in real estate expenses was much higher in the 2004 quarter because of the sales to partnerships. Operating profit from real estate development increased from $15.2 million in the 2004 quarter to $19.5 million in the 2005 quarter due to closing more higher-margin units in the 2005 quarter. In addition, profit on land sales to partnerships and equity income from partnerships, which are recognized on a percentage-of-completion basis, increased from $8.2 million to $9.4 million due to the stage of construction of partnership projects. Operating profit in the 2004 quarter was also reduced by a loss of $1.2 million on the sale of commercial properties.
REVIEW OF CORPORATE OPERATIONS
Interest and other income increased from $1.2 million in the 2004 quarter to $3.7 million in the 2005 quarter due to $1.1 million more interest income, including interest on notes to partnerships for project sales and $1.4 million more rental and other miscellaneous income.
Interest expense was $12.4 million in the 2005 quarter, up from $11.7 million in the 2004 quarter due mainly to capitalizing less interest to real estate, including $0.8 million in connection with our commercial properties at Squaw and Lake Las Vegas which were completed at the end of fiscal 2005. During the 2004 quarter we expensed $28.1 million of call premium and other costs when we redeemed $359.9 million of 10.5% senior notes.
Corporate general and administrative (“G&A”) expenses increased from $5.5 million in the 2004 quarter to $6.6 million in the 2005 quarter. We incurred $0.8 million of costs in the 2005 quarter in connection with a new branding/business strategy initiative and the impact of the stronger Canadian dollar increased reported G&A by $0.3 million.
Depreciation and amortization expense was $13.8 million in the 2005 quarter, up from $13.2 million in the 2004 quarter due to the acquisition of the remaining 55% of Alpine Helicopters in December 2004.
Non-controlling interest decreased from $2.2 million in the 2004 quarter to $1.0 million in the 2005 quarter due mainly to lower income before non-controlling interest at A&K. While EBITDA was higher at A&K in the 2005 quarter, income before non-controlling interest was lower because of increased tax expense at the A&K entity level.
SIX MONTHS ENDED DECEMBER 31, 2005 (THE “2005 PERIOD”) COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 2004 (THE “2004 PERIOD”)
Income from continuing operations was $18.6 million ($0.38 per diluted share) in the 2005 period compared with a loss from continuing operations of $18.7 million ($0.39 per diluted share) in the 2004 period. The loss in the 2004 period included $28.1 million of call premium and other costs to redeem $359.9 million of senior notes. Total Company EBITDA increased from $68.3 million to $95.7 million as increased EBITDA from real estate development was partly offset by reduced EBITDA from resort and travel operations and management services. Results from discontinued operations, comprising the gain on sale of the majority of our interest in Mammoth and Mammoth’s operating results, was $59.9 million in the 2005 period compared with $4.5 million in the 2004 period. This resulted in net income of $78.5 million ($1.60 per diluted share) in the 2005 period compared with a net loss of $14.2 million ($0.30 per diluted share) in the 2004 period.
REVIEW OF RESORT AND TRAVEL OPERATIONS
Resort and travel operations revenue increased from $304.5 million in the 2004 period to $356.0 million in the 2005 period. The acquisition of the remaining 55% of Alpine Helicopters in December 2004 and the lease of Parque de Nieve in August 2005 added $13.5 million and $3.5 million, respectively, of incremental revenue and the impact of the higher Canadian dollar increased reported revenue by a further $6.0 million. On a same-business, constant exchange rate basis, revenue from our mountain segment increased by $4.4 million due mainly to improved summer revenues at Whistler Blackcomb, Intrawest Retail Group and Alpine Helicopters. Revenue from our non-mountain segment increased by $24.0 million in the 2005 period due mainly to 19% growth in A&K’s adventure-travel tours business.

MANAGEMENT’S
(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,	DISCUSSION AND
UNLESS OTHERWISE INDICATED)	ANALYSIS
EBITDA from resort and travel operations decreased from $31.9 million in the 2004 period to $22.5 million in the 2005 period. An increase in EBITDA of $6.6 million from A&K’s adventure-travel tour business was offset by a $3.6 million decline in its licensing fees (due to the termination of its licensing agreement), lower EBITDA from our other businesses primarily due to reduced destination visitors in the early winter season at our British Columbia resorts, the workers’ strike at Tremblant and the hurricanes in Sandestin, and increases in general and administrative expenses of the Leisure and Travel Group.
REVIEW OF MANAGEMENT SERVICES
Management services revenue and EBITDA in the 2005 and 2004 periods were broken down as follows:

	2005 PERIOD		2004 PERIOD
(MILLIONS)	REVENUE	EBITDA	REVENUE	EBITDA

Services related to resort and travel operations
Lodging and property management	$33.8	$(1.9)	$32.9	$0.3
Other resort and travel fees	6.1	0.9	6.0	(1.5)

	39.9	(1.0)	38.9	(1.2)

Services related to real estate development
Real estate services fees	15.9	8.2	11.8	5.8
Playground sales fees	16.5	2.5	20.8	8.3

	32.4	10.7	32.6	14.1

	$72.3	$9.7	$71.5	$12.9

Occupied room nights across all our resorts decreased by 1% in the 2005 period with a 4% increase in the first quarter being offset by a 2% decrease in the second quarter. The decrease in EBITDA from lodging and property management occurred mainly at Sandestin, which declined by $1.4 million due to the hurricanes in the first quarter and labor cost increases. In addition, the workers’ strike at Tremblant reduced EBITDA in the 2005 period by $0.4 million. The increase in EBITDA from other resort and travel fees was due mainly to a decline in losses from our third-party reservations business. We have significantly curtailed reservations work for third-parties and sold our Fly4Less and Moguls operations to concentrate on growing reservations to our own resorts.
The increases in revenue and EBITDA from real estate services fees were due mainly to increases in construction activity (on which development and sales fees are based) at projects managed for partnerships. The decrease in revenue and EBITDA from Playground sales fees was due mainly to the timing of project completions, as Playground recognizes the majority of its fees on closing of units after project completion, and a significant slow down in the re-sales market in Florida in the aftermath of the hurricanes along the Gulf coast. EBITDA was further reduced by the timing of allocating Playground G&A costs to the management services segment. In the 2005 period EBITDA was reduced by $5.7 million of G&A costs compared with no reduction in the 2004 period since the full annual allocation of $7.5 million was made in the fourth quarter of fiscal 2005.
REVIEW OF REAL ESTATE DEVELOPMENT
Revenue from real estate development was $182.9 million in the 2005 period compared with $240.5 million in the 2004 period. Revenue for the 2004 period included $109.2 million from the sale of commercial properties and $19.8 million from the sale of two residential projects to partnerships. Approximately 40% of our revenue in the 2005 period came from the sale of a 26-acre beachfront property in Maui for proceeds of $73.3 million. The vendor of the property was a partnership in which we have a 40% interest, however the partnership is a variable interest entity (“VIE”), which we are required to fully consolidate because we are its primary beneficiary. Hence real estate development revenue includes 100% of the sales proceeds to the partnership and real estate development expenses includes 100% of the partnership’s cost of sales, being $29.4 million. The partner’s share of the profit from this transaction of $18.5 million is included in non-controlling interest.
Excluding the sale of the Maui property in the 2005 period and the sales of commercial properties and residential projects to partnerships in the 2004 period, revenue generated by Intrawest Placemaking decreased from $91.4 million to $90.1 million while revenue generated by Intrawest Resort Club decreased from $20.2 million versus $19.5 million.
Intrawest Placemaking closed 152 units in the 2005 period at an average price of $593,000 per unit compared with 221 units at an average price of $413,000 per unit in the 2004 period. The higher average price was due to closing more high-end fractional interest townhomes and fewer single-family lots in the 2005 period and the decline in the number of closings reflects the timing of construction completions. For the fiscal year we expect to close about the same number of units as the 557 units we closed in fiscal 2005.
The profit contribution from real estate development increased significantly from $20.4 million in the 2004 period to $70.2 million in the 2005 period due mainly to recognizing $43.9 million of profit from the sale of the Maui property described above.
REVIEW OF CORPORATE OPERATIONS
Interest and other income was $4.2 million in the 2005 period, up from $3.3 million in the 2004 period due mainly to higher interest income, including interest on notes to partnerships for project sales.
Interest expense increased slightly from $22.6 million in the 2004 period to $22.9 million in the 2005 period. Interest incurred was $2.6 million lower in the 2005 period (due mainly to redeeming higher-interest senior notes in October 2004), however we capitalized $2.9 million less interest to real estate. During the 2004 period we expensed $28.1 million of call premium and other costs when we redeemed $359.9 million of 10.5% senior notes.
Corporate general and administrative expenses increased from $9.9 million in the 2004 period to $12.0 million in the 2005 period. We incurred $1.2 million of costs in the 2005 quarter in connection with a new branding/business strategy initiative and $0.7 million was due to the impact on reported G&A of the stronger Canadian dollar.
Depreciation and amortization expense increased from $24.2 million in the 2004 period to $26.4 million in the 2005 period of which $1.5 million was due to the acquisition of the remaining 55% of Alpine Helicopters in December 2004. In addition, the higher Canadian dollar increased reported depreciation of Canadian assets by $0.8 million in the 2005 period.
We provided for $4.2 million of income taxes, based on $45.3 million of pre-tax income in the 2005 period compared with a recovery of $0.7 million of income taxes, based on a pre-tax loss of $16.4 million in the 2004 period. We expect our effective income tax rate to be approximately 10% for the current fiscal year, excluding tax on the Mammoth gain, which is included in discontinued operations.
Non-controlling interest was $22.5 million in the 2005 period, up from $3.1 million in the 2004 period due mainly to the inclusion of $18.5 million for our partner’s profits on the sale of the property in Maui, as described in Review of Real Estate Development above. The balance of the increase was due to improved results of A&K in the 2005 period.
LIQUIDITY AND CAPITAL RESOURCES
The following table summarizes the major sources and uses of cash in the 2005 and 2004 quarters and periods. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by GAAP.

MANAGEMENT’S
(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,	DISCUSSION AND
UNLESS OTHERWISE INDICATED)	ANALYSIS

	2005	2004		2005	2004
(MILLIONS)	QUARTER	QUARTER	CHANGE	PERIOD	PERIOD	CHANGE

Funds from continuing operations	$31.9	$8.5	$23.4	$73.6	$12.9	$60.7
Cash flow from real estate development, including investments in partners	(47.6)	27.2	(74.8)	(58.2)	(17.2)	(41.0)
Cash for resort capex and other assets	(42.3)	(34.3)	(8.0)	(72.7)	(56.9)	(15.8)
Cash flow from long-term receivables and working capital	0.9	52.1	(51.2)	(42.0)	22.3	(64.3)
Funds from discontinued operations	(1.9)	4.9	(6.8)	0.3	6.3	(6.0)

Free cash flow	(59.0)	58.4	(117.4)	(99.0)	(32.6)	(66.4)
Cash from (for) business acquisitions and disposals	128.3	(36.9)	165.2	128.4	(21.3)	149.7

Net cash flow from operating and investing activities	69.3	21.5	47.8	29.4	(53.9)	83.3
Net financing inflows (outflows)	(37.8)	22.7	(60.5)	(20.3)	81.4	(101.7)

Increase (decrease) in cash	$31.5	$44.2	$(12.7)	$9.1	$27.5	$(18.4)

Funds from continuing operations in the 2004 quarter and 2004 period were reduced by the payment of the call premium when we redeemed senior notes. The other changes in funds from continuing operations resulted from higher operating profits from real estate development offset by reduced EBITDA from resort and travel operations and management services and higher G&A expenses in the 2005 quarter and 2005 period. For more details see the Review of Operations sections earlier in this MD&A.
Real estate development used $47.6 million of cash in the 2005 quarter compared with a cash inflow of $27.2 million in the 2004 quarter. The sale of commercial properties in the 2004 quarter generated $54.8 million of cash. In the 2005 quarter we spent $23.8 million to acquire a new property in Hilton Head, South Carolina for the future development of 1,200 units. Excluding these two transactions real estate development used $23.8 million of cash in the 2005 quarter, down from $27.6 million in the 2004 quarter. For the 2005 period real estate development used $58.2 million of cash, including $31.1 million to acquire new land holdings (comprising the Hilton Head property and $7.3 million in the first quarter for a property in Napa, California). We did not acquire any new land holdings in the 2004 period.
Expenditures on resort and travel operations assets (“capex”) and other assets used $42.3 million cash in the 2005 quarter, up from $34.3 million in the 2004 quarter. Approximately half of the expenditures in each quarter were for maintenance capex to our mountain resort assets in advance of the winter season. In addition, in the 2005 quarter we spent $5.8 million on a lodging facility and lift at Winter Park, $2.2 million on a retail building at Copper and $3.1 million to replace maintenance buildings at Snowshoe. This brought spending on capex to $69.2 million for the 2005 period, up from $41.8 million in the 2004 period. We expect to spend a total of approximately $90 million on capex during fiscal 2006 (compared with $79.4 million in fiscal 2005), comprising approximately $40 million of maintenance capex (non-discretionary expenditures required to maintain the existing service level of our assets) with the balance being discretionary expansion capex.
Long-term receivables and working capital provided $0.9 million of cash in the 2005 quarter, down from $52.1 million in the 2004 quarter. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue. The change in the quarter was due mainly to a significant increase in payables in the 2004 quarter.
Our businesses generated negative free cash flow of $59.0 million in the 2005 quarter compared with positive free cash flow of $58.4 million in the 2004 quarter. Half of the quarter-over-quarter change was due to the sale of commercial properties in the 2004 quarter and the balance was due mainly to changes in working capital. This brought free cash flow to negative $99.0 million for the 2005 period compared with negative free cash flow of

$32.6 million in the 2004 period. We expect to generate positive free cash flow in the second half of the year as we enter the peak season at our mountain resorts in the third quarter and we close real estate units, which are more heavily weighted towards the second half of the year.
The sale of the majority of our interest in Mammoth generated $128.3 million of cash in the 2005 quarter. The purchaser also paid $20.8 million into escrow to fund potential warranty claims and the unused balance will be released after 15 months. In addition, prior to the sale, Mammoth had paid a dividend to its shareholders with our share being $19.9 million. We did not make any business acquisitions in the 2005 quarter or the 2005 period. In the 2004 quarter we spent $36.9 million to acquire the 55% of Alpine Helicopters that we did not already own (net of cash acquired in the acquisition), which brought spending on business acquisitions for the 2004 period to $21.3 million since we had acquired $15.6 million of cash on the acquisition of 67% of A&K, net of our acquisition cost in the first quarter.
In total, our operating and investing activities provided $69.3 million of cash in the 2005 quarter, up from $21.5 million in the 2004 quarter, which we used primarily to pay down debt. For the 2005 period, operating and investing activities generated $29.4 million of cash, which we used to repay debt compared with a cash outflow of $53.9 million in the 2004 period, which we funded primarily by drawing on our senior credit facility. At December 31, 2005, we had drawn a total of $178.0 million under this facility and we had also issued letters of credit for $51.3 million, leaving $195.7 million available to cover future liquidity requirements. Liquidity for real estate construction is generally provided by one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are sufficient to finance all our normal operating needs.
In November 2005 we announced our intention to buy up to 4.6 million of our common shares through a normal course issuer bid. We did not purchase any shares before December 31, 2005 as we deferred the commencement of the plan until the completion of the Mammoth sale and the settlement of the strike at Tremblant on January 3, 2006. Since January 3, 2006, we have acquired 48,600 shares at a cost of Cdn.$1.6 million (average price of Cdn.$33.30 per common share) and these shares have been cancelled.
ADDITIONAL INFORMATION
TOTAL COMPANY EBITDA

	2005	2004	2005	2004
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Cash flow provided by (used in) continuing operating activities	$(17.1)	$96.7	$(41.9)	$28.8
Add (deduct):
Changes in non-cash operating assets and liabilities	49.1	(88.2)	115.5	(16.0)
Current income tax expense	(6.1)	(2.2)	(1.1)	(0.7)
Interest expense	12.4	11.6	22.8	22.6
Interest in real estate costs	4.3	10.9	5.4	13.1
Call premium and unamortized costs on senior notes redeemed	—	28.1	—	28.1

	42.6	56.9	100.7	75.9
Interest and other income, net of non-cash items	(4.2)	(4.9)	(5.0)	(7.6)

Total Company EBITDA	$38.4	$52.0	$95.7	$68.3

RESORT AND TRAVEL OPERATIONS EBITDA

	2005	2004	2005	2004
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Resort and travel operations revenue	$193.4	$178.2	$356.0	$304.5
Resort and travel operations expenses	178.0	154.0	333.5	272.6

Resort and travel operations EBITDA	$15.4	$24.2	$22.5	$31.9

MANAGEMENT’S
(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,	DISCUSSION AND
UNLESS OTHERWISE INDICATED)	ANALYSIS
MANAGEMENT SERVICES EBITDA

	2005	2004	2005	2004
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Management services revenue	$36.4	$36.5	$72.3	$71.5
Management services expenses	30.6	29.3	62.6	58.6

Management services EBITDA	$5.8	$7.2	$9.7	$12.9

REAL ESTATE DEVELOPMENT EBITDA

	2005	2004	2005	2004
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Real estate development contribution	$19.5	$15.2	$70.2	$20.4
Interest in real estate expenses	4.3	10.9	5.4	13.1

Real estate development EBITDA	$23.8	$26.1	$75.6	$33.5

QUARTERLY FINANCIAL SUMMARY
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04

Total revenue	$318.2	$298.2	$523.6	$466.0	$419.8	$202.7	$480.7	$403.2
Income (loss) from continuing operations	11.3	7.3	(18.6)	63.3	(10.5)	(8.2)	3.7	52.6
Results of discontinued operations	57.9	1.9	(0.6)	3.5	3.4	1.1	—	2.5
Net income (loss)	69.3	9.2	(19.2)	66.8	(7.1)	(7.1)	3.7	55.1
PER COMMON SHARE:
Income (loss) from continuing operations
Basic	0.23	0.15	(0.39)	1.32	(0.22)	(0.17)	0.08	1.11
Diluted	0.23	0.15	(0.39)	1.32	(0.22)	(0.17)	0.08	1.10
Net income (loss)
Basic	1.43	0.19	(0.40)	1.40	(0.15)	(0.15)	0.08	1.16
Diluted	1.41	0.19	(0.40)	1.40	(0.15)	(0.15)	0.08	1.15
Several factors impact comparability between quarters:
•	The timing of business acquisitions and disposals. In the first quarter of 2005 we acquired 67% of A&K and in the second quarter of 2005 we acquired the 55% of Alpine Helicopters that we did not already own. In the second quarter of 2006 we sold the majority of our interest in Mammoth Mountain Ski Area.

•	The seasonality of our resort and travel operations. Revenue and EBITDA from this business are weighted disproportionately to our third quarter.

•	The timing of project completions and real estate closings. Generally we close more units in the fourth quarter.

•	The timing of refinancings. In the second quarter of 2005 we redeemed senior notes and expensed call premium and unamortized financing costs.

•	The timing of recording reserves and valuation adjustments. In the fourth quarter of 2005 we wrote down the value of our stand-alone golf courses.
OUTSTANDING SHARE DATA
As at February 6, 2006, we have issued and there are outstanding 48,929,426 common shares and stock options exercisable for 3,108,800 common shares.

CONSOLIDATED
BALANCE SHEET	INTRAWEST

	DECEMBER 31, 2005	JUNE 30, 2005
(IN THOUSANDS OF UNITED STATES DOLLARS)	(UNAUDITED)	(AUDITED)

		(RESTATED)
		(note 1)
Assets
CURRENT ASSETS:
Cash and cash equivalents	$149,977	$140,878
Amounts receivable	155,347	162,102
Other assets	262,251	188,211
Resort properties	382,255	388,510
Future income taxes	27,618	29,927

	977,448	909,628
Amounts receivable	109,088	78,877
Resort and travel operations	1,003,712	1,034,187
Resort properties	519,186	403,252
Other assets	99,020	85,181
Investment in and advances to partnerships (note 8)	93,210	109,037
Goodwill	23,030	27,483

	$2,824,694	$2,647,645

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Amounts payable	$309,990	$275,176
Deferred revenue and deposits	278,368	201,313
Bank and other indebtedness	85,359	82,144

	673,717	558,633
Deferred revenue and deposits	113,350	132,866
Bank and other indebtedness	926,975	941,279
Future income taxes	82,268	92,010
Non-controlling interest in subsidiaries	69,190	76,339

	1,865,500	1,801,127

SHAREHOLDERS’ EQUITY:
Capital stock (note 4)	484,221	469,162
Retained earnings	417,168	342,013
Foreign currency translation adjustment	57,805	35,343

	959,194	846,518

	$2,824,694	$2,647,645

See accompanying notes to consolidated financial statements.

INTRAWEST	CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(IN THOUSANDS OF UNITED STATES DOLLARS	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
EXCEPT PER SHARE AMOUNTS) (UNAUDITED)	2005	2004	2005	2004
		(RESTATED)		(RESTATED)
		(note 1)		(note 1)
RESORT AND TRAVEL OPERATIONS:
Revenue	$193,405	$178,204	$355,980	$304,522
Expenses	177,971	153,982	333,520	272,578

Resort and travel operations contribution	15,434	24,222	22,460	31,944

MANAGEMENT SERVICES:
Revenue	36,390	36,505	72,254	71,497
Expenses	30,574	29,319	62,569	58,627

Management services contribution	5,816	7,186	9,685	12,870

REAL ESTATE DEVELOPMENT:
Revenue	84,173	201,718	182,867	240,510
Expenses	65,264	188,632	113,850	222,743

	18,909	13,086	69,017	17,767
Income from equity accounted investments	553	2,128	1,142	2,588

Real estate development contribution	19,462	15,214	70,159	20,355

Income before undernoted items	40,712	46,622	102,304	65,169
Interest and other income	3,706	1,228	4,230	3,313
Interest expense	(12,438)	(11,659)	(22,861)	(22,585)
Corporate general and administrative expenses	(6,596)	(5,488)	(11,971)	(9,941)
Depreciation and amortization	(13,765)	(13,155)	(26,423)	(24,249)
Call premium and unamortized costs of senior notes redeemed	—	(28,069)	—	(28,069)

Income (loss) from continuing operations before income taxes and non-controlling interest	11,619	(10,521)	45,279	(16,362)
Provision for income taxes	764	2,167	(4,228)	695
Non-controlling interest	(1,048)	(2,172)	(22,480)	(3,051)

Income (loss) from continuing operations	11,335	(10,526)	18,571	(18,718)
Results of discontinued operations (note 3)	57,948	3,401	59,879	4,525

Net income (loss) for the period	69,283	(7,125)	78,450	(14,193)

Retained earnings, beginning of period, as previously stated	351,180	312,205	345,348	318,883
Prior period adjustment (note 1)	—	(3,926)	(3,335)	(3,536)

Retained earnings, beginning of period, as restated	351,180	308,279	342,013	315,347
Dividends	(3,295)	(3,037)	(3,295)	(3,037)

Retained earnings, end of period	$417,168	$298,117	$417,168	$298,117

Income (loss) from continuing operations per common share:
Basic	$0.23	$(0.22)	$0.38	$(0.39)
Diluted	$0.23	$(0.22)	$0.38	$(0.39)
Net income (loss) per common share
Basic	$1.43	$(0.15)	$1.62	$(0.30)
Diluted	$1.41	$(0.15)	$1.60	$(0.30)

Weighted average number of common shares outstanding (in thousands)
Basic	48,523	47,645	48,379	47,634
Diluted	49,123	47,645	48,979	47,634

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
CASH FLOWS	INTRAWEST

(IN THOUSANDS OF UNITED STATES DOLLARS	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
EXCEPT PER SHARE AMOUNTS) (UNAUDITED)	2005	2004	2005	2004
		(RESTATED)		(RESTATED)
		(note 1)		(note 1)
Cash provided by (used in):
OPERATIONS:
Income (loss) from continuing operations	$11,335	$(10,526)	$18,571	$(18,718)
Items not affecting cash:
Depreciation and amortization	13,765	13,155	26,423	24,249
Future income taxes	5,345	—	5,345	—
Non-cash costs of senior notes redeemed	—	4,371	—	4,371
Income from equity accounted investments	(553)	(2,128)	(1,142)	(2,588)
Amortization of financing costs	654	685	1,303	1,275
Stock-based compensation	252	230	535	440
Amortization of benefit plan	—	296	—	573
Non-controlling interest	1,048	2,172	22,480	3,051
Gain on asset disposals	85	208	60	208

Funds from operations	31,931	8,463	73,575	12,861

Recovery of costs through real estate sales	65,264	143,632	113,850	177,743
Acquisition and development of properties held for sale	(115,286)	(107,518)	(187,311)	(184,112)
Changes in long-term amounts receivable, net	(1,538)	3,766	(9,665)	(1,319)
Changes in non-cash operating working capital (note 7)	2,500	48,310	(32,347)	23,612

Funds from continuing operations	(17,129)	96,653	(41,898)	28,785

Funds from discontinued operations (note 3)	(1,916)	4,932	265	6,299

	(19,045)	101,585	(41,633)	35,084

FINANCING:
Proceeds from bank and other borrowings	(24,943)	428,223	60,684	532,927
Repayments of bank and other borrowings	(41,529)	(400,050)	(84,560)	(443,987)
Issue of common shares for cash	10,361	663	14,524	937
Dividends received	19,862	—	19,862	—
Dividends paid	(3,295)	(3,037)	(3,295)	(3,037)
Distributions to non-controlling interest	1,695	(3,131)	(27,498)	(5,446)

	(37,849)	22,668	(20,283)	81,394

INVESTMENTS:
Proceeds from (expenditures on):
Resort and travel operations assets	(41,022)	(24,373)	(69,164)	(41,795)
Investment in partnerships	2,412	(8,944)	15,241	(10,847)
Other assets	(1,223)	(9,859)	(3,494)	(15,104)
Business acquisitions, net of cash acquired	—	(36,974)	—	(21,297)
Proceeds on sale of business, net of cash disposed of (note 3)	128,274	—	128,274	—
Asset disposals	(16)	59	158	59

	88,425	(80,091)	71,015	(88,984)

Increase in cash and cash equivalents	31,531	44,162	9,099	27,494

Cash and cash equivalents, beginning of period	118,446	93,148	140,878	109,816

Cash and cash equivalents, end of period	$149,977	$137,310	$149,977	$137,310

(Supplemental information (note 7))
See accompanying notes to consolidated financial statements.

(IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED)	INTRAWEST	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PRESENTATION:
These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2005. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in these interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.
Except as disclosed below, the significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2005.
Since there is no specific Canadian GAAP guidance that deals with accounting for timeshare operations, the Company has adopted relevant US GAAP guidance. Effective July 1, 2005, the Company retroactively adopted the new Financial Accounting Standards Board Statement No. 152, “Accounting for Real-Estate Time-Sharing Transactions: an amendment of FASB Statements No. 66 and 67.”
The new standard sets out specific guidelines for assessing whether the buyers’ initial and continuing investments are adequate to demonstrate a commitment to pay for the property. Under the amended rules, the Company has deferred profit on transactions until these requirements are met. In addition, the standard prohibits the deferral of marketing costs.
The retroactive accounting application and restatement of prior periods has caused the following increases (decreases):

	DECEMBER 31, 2005	JUNE 30, 2005
	(UNAUDITED)	(AUDITED)

ASSETS
Current other assets	$2,764	$3,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current deferred revenue	$6,304	$6,946
Retained earnings	(3,335)	(3,335)
Foreign currency translation adjustment	(205)	(260)

	$2,764	$3,351

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
(UNAUDITED)	2005	2004	2005	2004

REAL ESTATE DEVELOPMENT:
Revenue	$2,076	$768	$907	$(61)
Expenses	1,369	(131)	711	(570)

Real estate development contribution	$707	$899	$196	$509

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.
2. SEASONALITY OF OPERATIONS:
Resort and travel operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s resort and travel operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of resort and travel operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.
The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3. DISCONTINUED OPERATIONS:
On October 4, 2005, the Company signed an agreement to sell a majority of its 59.5% interest in Mammoth Mountain Ski Area (“Mammoth Mountain”). The Company’s retained interest is 15%. Pre-tax net proceeds to the Company after transaction costs and reinvestment in Mammoth Mountain were $149,087,000, including funds held in escrow of $20,813,000, and net of Mammoth Mountain’s cash balances sold of $1,423,000.
For reporting purposes, the results of operations of Mammoth Mountain have been disclosed separately from those of continuing operations for the periods presented.
Earnings from discontinued operations and the results of the gain relating to discontinued operations are as follows:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
(UNAUDITED)	2005	2004	2005	2004

Revenue	$2,519	$17,153	$6,086	$20,183

Income (loss) from discontinued operations, net of income tax recovery (expense) of $(254), $(1,226), $2,602 and $1,247 respectively	$(2,031)	$3,401	$(100)	$4,525
Gain on sale of discontinued operations, net of income tax expense of $47,260	59,979	—	59,979	—

Results of discontinued operations	$57,948	$3,401	$59,879	$4,525

Results of discontinued operations per share
Basic	$1.20	$0.07	$1.24	$0.09
Diluted	$1.18	$0.07	$1.22	$0.09

Cash from discontinued operations:
Income from discontinued operations	$57,948	$3,401	$59,879	$4,525
Adjustments for:
Amortization	115	1,531	365	1,774
Gain on sale	(59,979)	—	(59,979)	—

	$(1,916)	$4,932	$265	$6,299

4. CAPITAL STOCK:

	DECEMBER 31, 2005	JUNE 30, 2005
	(UNAUDITED)	(AUDITED)

Common shares	$479,852	$465,328
Contributed surplus	4,369	3,834

	$484,221	$469,162

(a) COMMON SHARES:

	NUMBER OF	2005
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2005	47,957,110	$465,328
Issued for cash under stock option plan	685,850	14,524
Amortization of benefit plan, net	162,816	—

Balance, December 31, 2005	48,805,776	$479,852

In addition to the stock options exercised during the six months ended December 31, 2005, 42,300 stock options were forfeited. A total of 3,276,050 stock options remain outstanding as at December 31, 2005.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
4. CAPITAL STOCK (CONTINUED):
(b) STOCK COMPENSATION:
Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. No options were granted in the six months ended December 31, 2005. The total stock compensation expense for the six months ended December 31, 2005 was $535,000 (2004 – $440,000).
Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company’s net income would have been reduced to the pro forma amount indicated below:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
(UNAUDITED)	2005	2004	2005	2004
		(RESTATED)		(RESTATED)
		(note 1)		(note 1)
Net income (loss), as reported	$69,283	$(7,125)	$78,450	$(14,193)
Estimated fair value of option grants, net of tax	(618)	(560)	(1,222)	(1,085)

Net income (loss), pro forma	$68,665	$(7,685)	$77,228	$(15,278)

PRO FORMA INCOME PER COMMON SHARE:
Basic	$1.42	$(0.16)	$1.60	$(0.32)
Diluted	$1.40	$(0.16)	$1.58	$(0.32)

The estimated fair value of option grants excludes the effect of those granted before July 1, 2001.
5. EARNINGS PER SHARE:
Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.
The numerator for basic and diluted EPS was the same for both periods presented. The reconciliation of the denominators used is as follows:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
	2005	2004	2005	2004

Denominator (in thousands of shares):
Weighted average number of common shares outstanding – basic	48,523	47,645	48,379	47,634
Effect of dilutive options	600	—	600	—

Weighted average number of common shares outstanding – diluted	49,123	47,645	48,979	47,634

For the six months ended December 31, 2005, there are no anti-dilutive options (2004 – 4,176,300).

6. SEGMENTED INFORMATION:
The following table presents the Company’s results from continuing operations by reportable segment:

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
DECEMBER 31, 2005 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$108,805	$84,600	$—	$—	$193,405
Management services	15,085	3,236	18,069	—	36,390
Real estate development	—	—	84,726	—	84,726
Corporate and all other	—	—	—	3,706	3,706

	$123,890	$87,836	$102,795	$3,706	$318,227

SEGMENT OPERATING PROFIT:
Resort and travel operations	$14,216	$1,218	$—	$—	$15,434
Management services	(2,067)	(282)	8,165	—	5,816
Real estate development	—	—	19,462	—	19,462
Corporate and all other	—	—	—	3,706	3,706

	$12,149	$936	$27,627	$3,706	44,418

LESS:
Interest expense					(12,438)
Corporate general and administrative					(6,596)
Depreciation and amortization					(13,765)

Income from continuing operations before income taxes and non-controlling interest					$11,619

SIX MONTHS ENDED	MOUNTAIN	NON-	REAL
DECEMBER 31, 2005 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$167,673	$188,307	$—	$—	$355,980
Management services	29,637	10,220	32,397	—	72,254
Real estate development	—	—	184,009	—	184,009
Corporate and all other	—	—	—	4,230	4,230

	$197,310	$198,527	$216,406	$4,230	$616,473

SEGMENT OPERATING PROFIT:
Resort and travel operations	$12,692	$9,768	$—	$—	$22,460
Management services	(3,386)	2,361	10,710	—	9,685
Real estate development	—	—	70,159	—	70,159
Corporate and all other	—	—	—	4,230	4,230

	$9,306	$12,129	$80,869	$4,230	106,534

LESS:
Interest expense					(22,861)
Corporate general and administrative					(11,971)
Depreciation and amortization					(26,423)

Income from continuing operations before income taxes and non-controlling interest					$45,279

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
6. SEGMENTED INFORMATION (CONTINUED):

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
DECEMBER 31, 2004 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL
					(RESTATED)
					(note 1)

SEGMENT REVENUE:
Resort and travel operations	$99,850	$78,354	$—	$—	$178,204
Management services	16,200	3,251	17,054	—	36,505
Real estate development	—	—	203,846	—	203,846
Corporate and all other	—	—	—	1,228	1,228

	$116,050	$81,605	$220,900	$1,228	$419,783

SEGMENT OPERATING PROFIT:
Resort and travel operations	$21,852	$2,370	$—	$—	$24,222
Management services	(1,776)	1,040	7,922	—	7,186
Real estate development	—	—	15,214	—	15,214
Corporate and all other	—	—	—	1,228	1,228

	$20,076	$3,410	$23,136	$1,228	47,850

LESS:
Interest expense					(11,659)
Corporate general and administrative					(5,488)
Depreciation and amortization					(13,155)
Call premium and unamortized costs of senior notes redeemed					(28,069)

Loss from continuing operations before income taxes and non-controlling interest					$(10,521)

SIX MONTHS ENDED	MOUNTAIN	NON-	REAL
DECEMBER 31, 2004 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL
					(RESTATED)
					(note 1)

SEGMENT REVENUE:
Resort and travel operations	$140,385	$164,137	$—	$—	$304,522
Management services	28,339	10,550	32,608	—	71,497
Real estate development	—	—	243,098	—	243,098
Corporate and all other	—	—	—	3,313	3,313

	$168,724	$174,687	$275,706	$3,313	$622,430

SEGMENT OPERATING PROFIT:
Resort and travel operations	$22,929	$9,015	$—	$—	$31,944
Management services	(5,072)	3,884	14,058	—	12,870
Real estate development	—	—	20,355	—	20,355
Corporate and all other	—	—	—	3,313	3,313

	$17,857	$12,899	$34,413	$3,313	68,482

LESS:
Interest expense					(22,585)
Corporate general and administrative					(9,941)
Depreciation and amortization					(24,249)
Call premium and unamortized costs of senior notes redeemed					(28,069)

Loss from continuing operations before income taxes and non-controlling interest					$(16,362)

7. CASH FLOW INFORMATION:
The changes in non-cash operating working capital balance consist of the following:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
(UNAUDITED)	2005	2004	2005	2004
		(RESTATED)		(RESTATED)
		(note 1)		(note 1)

CASH PROVIDED BY (USED IN):
Amounts receivable	$26	$3,515	$6,188	$28,718
Other assets	(35,543)	(86,591)	(83,978)	(135,000)
Amounts payable	(7,274)	51,091	(4,923)	24,634
Deferred revenue and deposits	45,291	80,295	50,366	105,260

	$2,500	$48,310	$(32,347)	$23,612

SUPPLEMENTAL INFORMATION:
Interest paid	$33,795	$28,543	$42,322	$56,292
Income, franchise and withholding taxes paid	8,143	2,540	19,460	6,183
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes received on sale of properties to partnerships	—	45,406	—	45,406
Notes received on sale of business	20,813	—	20,813	—
Bank and other indebtedness incurred on acquisition	—	2,007	—	20,659

8. RELATED PARTY TRANSACTIONS:

	DECEMBER 31, 2005	JUNE 30, 2005
INVESTMENT IN AND ADVANCES TO PARTNERSHIPS:	(UNAUDITED)	(AUDITED)

Real estate partnerships	$85,228	$99,904
Commercial partnership	7,982	9,133

	$93,210	$109,037

(a) INVESTMENT IN REAL ESTATE PARTNERSHIPS
The Company sells certain real estate properties to partnerships in which it holds an investment. During the six months ended December 31, 2005, the Company sold no real estate properties to the partnerships (2004 — two properties were sold for proceeds of $19,824,000).
Development and sales management fees earned during the six months ended December 31, 2005 totaled $15,856,000 (2004 — $11,775,000) and have been included in management services revenue. Interest income related to notes receivable and working capital loans to the partnerships of $1,276,000 has been included in interest and other income for the six months ended December 31, 2005 (2004 — $555,000).

	DECEMBER 31, 2005	JUNE 30, 2005
INVESTMENT IN AND ADVANCES TO REAL ESTATE PARTNERSHIPS:	(UNAUDITED)	(AUDITED)

Equity contributions	$71,867	$82,847
Formation costs	3,742	3,869
Advances	4,772	9,483
Equity income, net of amortization of formation costs	4,847	3,705

	$85,228	$99,904

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
8. RELATED PARTY TRANSACTIONS (CONTINUED):
At December 31, 2005, deferred revenue includes $60,134,000 (2004 — $24,330,000) relating to the sale of properties to the partnerships and amounts receivable includes $56,204,000 (2004 — $17,099,000) due from the partnerships.
(b) COMMERCIAL PARTNERSHIP
During the year ended June 30, 2005, the Company sold commercial properties at seven of its resorts to a partnership (the “Commercial Partnership”) for cash proceeds of $109,504,000. The Company has a 20% interest in the Commercial Partnership for an equity contribution of $9,133,000. The Company has leased approximately 30% of the space within the properties for its resort and travel operations for terms up to 20 years with aggregate rental payments approximating $87,766,000. In addition, the Company has committed to head-lease premises that were vacant at the time of closing for up to four years. The gross amount payable under these commitments is estimated at $5,003,000 from 2006 to 2009. These commitments will be reduced by any revenue earned by the Company from subleasing the vacant space. The net present value of this estimated net liability is $1,942,000 (2004 — $2,962,000).
At December 31, 2005, deferred revenue includes $7,276,000 (2004 — $10,421,000) relating to the deferred gain on sale of properties to the partnership.
Management fees earned during the six months ended December 31, 2005 totaled $202,000 (2004 — nil) and have been included in management services revenue.

INTRAWEST CORPORATION
SUITE 800, 200 BURRARD STREET
VANCOUVER, BC CANADA V6C 3L6
T 604.669.9777 F 604.669.0605
INTRAWEST.COM